SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the *Securities Exchange Act* of 1934

PE 8-1-02

For the month of: August 2002

CALL-NET ENTERPRISES INC.
(Name of registrant)

2235 Sheppard Avenue East
Suite 1800
North York, Ontario
Canada M2J 5G1
(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _____ Form 40-F __X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the *Securities Exchange Act* of 1934:

Yes _____ No __X____

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the *Securities Exchange Act* of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CALL-NET ENTERPRISES INC.

Date: August 14, 2002

By: ______________________

Name: George Malysheff

Title: Senior Vice President, Chief Legal Counsel and Corporate Secretary

EXHIBIT INDEX

EXHIBIT 1

Press Release dated May 31, 2002

Call-Net Enterprises Inc. Expresses Disappointment with CRTC's Decision on Price Cap Regulation

News Releases

2002

Call-Net Enterprises Expresses Disappointment with CRTC's Decision on Price Cap Regulation

en Français

TORONTO, ON, May 31, 2002 - Call-Net Enterprises Inc. (TSE: FON, FON.B) a national provider of residential and business telecommunications services through its operating company Sprint Canada, today expressed disappointment with the Canadian Radio-television and Telecommunication Commission's (CRTC) decision with respect to price cap regulation.

"The CRTC's decision doesn't go as far as it should have to promote competition in the local telephone service market in Canada," said Bill Linton, president and chief executive officer of Call-Net Enterprises. "The decision makes incremental changes when the country and consumers need significant regulatory change to promote meaningful competition. The CRTC had an opportunity to balance the interests of all of the key stakeholders - consumers, incumbents and competitors - but it has failed to do so."

Yesterday's decision will result in some reduction in the charges paid by Sprint Canada and other competitive telecommunications companies to the former monopolies to access their networks. The former monopoly telephone companies will be able to recover the full cost of providing their networks to competitors, plus a mark-up in excess of their costs.

"This decision perpetuates the uneven playing field particularly with respect to the provision of local telephone service," added Linton. "We will examine the decision, assess its implications for the company and consider our options."

In a February 20, 2002 news release, Call-Net provided financial targets for its 2002 fiscal period. Call-Net developed these targets based in part on a business plan that was dependent on it receiving a certain minimum amount of price cap relief. As its current estimate of the amount of price cap relief is below its previous minimum expectation, Call-Net is reviewing its business plan and withdrawing its financial guidance.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 100 co-locations in ten Canadian metropolitan markets. For more information, visit the Company's web sites at www.callnet.ca. and www.sprint.ca.

Note for Investors:
This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

-30-

Media contact:
Karen O'Leary
Office of the President and CEO
416-718-6445
koleary@sprint-canada.com

Investor Relations contact:
John Laurie
Vice-President, Treasurer and Investor Relations
416-718-6245
John.Laurie@sprint-canada.com

EXHIBIT 2

Press Release dated June 27, 2002

Call-Net Enterprises Inc. Streamlines its Operations and slows the Introduction of Local Residential Service as a Result of the CRTC Price Cap Decision

News Releases

2002

Call-Net Enterprises Streamlines its Operations and Slows the Introduction of Local Residential Service as a Result of the CRTC Price Cap Decision

en Français

TORONTO, ON, June 27, 2002 - Call-Net Enterprises Inc., (TSX: FON, FON.B) a national provider of residential and business telecommunications services through its operating company Sprint Canada Inc., today confirmed that as a result of the CRTC's price cap decision (CRTC 2002-234) released on May 30, 2002, the Company will be slowing the introduction of competitive residential telephone service in certain markets and delaying the introduction of other competitive services.

"Our detailed analysis of the complex CRTC ruling shows that the immediate savings amount to only seven per cent of our annualized charges from incumbent telephone companies, far less than the 15 to 20 per cent indicated by the CRTC. Although the savings may increase as a result of a number of follow up CRTC proceedings flowing from the price cap decision, significant uncertainty remains as to their timing and magnitude," said Bill Linton, president and chief executive officer, Call-Net Enterprises. "A regulatory decision that should have heralded a new era of competition for telecommunications in this country has had the opposite effect. The consumer and ultimately the Canadian economy are the real losers. True competition will come with less regulation not more."

Based on the financial impacts of the CRTC decision and the continuing deteriorating state of the telecommunications industry, the Company has decided not to expand its local phone service to Quebec City and Edmonton and other communities it does not already serve. In addition, it will delay the launch of several new services including its high-speed Internet access product (aDSL) for residential customers. The Company is also restructuring its internal organization to further streamline and focus its operation in order to achieve its goal of being cash flow positive. These actions will result in the reduction of approximately 350 positions, or 15 per cent of the Company's total workforce. Related capital expenditures will also be reduced.

"While we remain committed to offering Canadians the only competitive choice when it comes to residential telephone service in this country, our success continues to be gated by the regulatory environment. These actions, while difficult, are necessary in order for us to achieve our business goals of improved profitability and consistently being cash flow positive. We will continue to grow albeit at a more limited pace, and to work with the CRTC to encourage a more sustainable competitive environment," said Linton. "The April recapitalization of our balance sheet significantly improved our financial position, however to sustain this improvement we will only invest in growth within our own cash generating capabilities."

To date, the company has invested over $2 billion in Canada establishing its own telecommunications network and facilities. The Company provides local phone service to over 110,000 consumers in 10 metropolitan markets and voice, IP and data services to over 4,500 business customers.

Call-Net will have an estimated $150 million of cash and short term investments at June 30, 2002. These financial resources, combined with projected cash flow from operations, are expected to be adequate to fund its revised slower growth business plan without the need for external financing.

One time restructuring costs are yet to be determined but will be reflected in the Company's second quarter results, which will be reported on July 31. Additional financial guidance will be provided at that time.

Conference Call and Instant Replay

The Company will host a conference call today, June 27, 2002 at 1:00 pm EDT to discuss the financial impacts related to the decision. Media are invited to participate in this call. To participate please dial the following number: (416) 405-9328 or (800) 387-6216 between 12:50 and 12:58 p.m. If you need assistance during the conference, you can reach the operator by pressing "0".

Should you be unable to participate, instant replay will be available for 72 hours following the conference call by dialing: (416) 695-5800 or (800) 408-3053 Pass code 1204874.

-30-

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 100 co-locations in ten Canadian metropolitan markets. For more information, visit the Company's web sites at www.callnet.ca. and www.sprint.ca.

Forward Looking Legal Disclaimer

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

Media contact:
Karen O'Leary
Office of the President and CEO
416-718-6445
koleary@sprint-canada.com

Investor Relations contact:
John Laurie
Vice-President, Treasurer and Investor Relations
416-718-6245
John.Laurie@sprint-canada.com

EXHIBIT 3

Press Release dated July 25, 2002

Notification of Call-Net Enterprises' Q2 Results Release and Related Conference Call

News Releases

2002

Notification of Call-Net Enterprises' Q2 Results Release and Related Conference Call

en Français

TORONTO, July 25, 2002 - Call-Net Enterprises Inc. (TSX: FON, FON.B) will be releasing its second quarter results before the opening of markets on Wednesday, July 31, 2002.

The Company will host a conference call for investors and media at 1:00 p.m. (EST) on Wednesday, July 31, 2002. Bill Linton, president and chief executive officer and Randy Benson, senior vice president and chief financial officer will participate in the call.

To participate please dial (416) 695-5806 or (800) 273-9672. If you need assistance during the conference, you can reach the operator by pressing "0". The call will also be audio webcast live at www.callnet.ca.

Should you be unable to participate, instant replay will be available for 10 business days following the conference call by dialing: (416) 695-5800 or (800) 408-3053 Pass code: 1223457.

About Call-Net Enterprises Inc.
Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 125 co-locations in ten Canadian metropolitan markets. For more information, visit the Company's web sites at www.callnet.ca and www.sprint.ca.

-30-

For further information, contact:

Media contact:
Karen O'Leary
Corporate Communications

(416) 718-6445
karen.oleary@sprint-canada.com

Investor Relations contact:
John Laurie
Vice President, Investor Relations
(416) 718-6454
john.laurie@sprint-canada.com

EXHIBIT 4

Press Release dated July 31, 2002

Call-Net Reports Second Quarter 2002 Results

News Releases

2002

Attention Business/Financial Editors:

CALL-NET REPORTS SECOND QUARTER 2002 RESULTS

Recapitalization and Restructuring Improve Call-Net's Long-Term Prospects

Q2 Financial Tables (PDF 144 KB)

Management's Discussion and Analysis (PDF 111 KB)

TORONTO, July 31, 2002 — Call-Net Enterprises Inc. (TSE: FON, FON.B; NASDAQ OTCBB: CNEZF) today announced its financial results for the quarter ending June 30, 2002.

"The second quarter contained a mixture of significant progress and difficult decisions for Call-Net. On the one hand we completed our Plan of Arrangement removing $2 billion from our balance sheet. We also signed a new comprehensive 10-year agreement with Sprint Communications Company L.P. These two transactions were key to a strategic, operational and financial fresh start at Call-Net." said Bill Linton, president and chief executive officer of Call-Net Enterprises. "On the other hand we had to proactively respond to a disappointing CRTC decision and a very difficult telecom market by curtailing our growth plans and restructuring our workforce and near term priorities."

Call-Net's net loss for the quarter was $62.4 million resulting in a $2.62 loss per share, based on 23.8 million shares outstanding after the 20:1 consolidation that occurred as part of the Plan of Arrangement.

Revenue for the second quarter was $197.9 million compared to $227.2 million for the same period in 2001 and to $201.8 million in the previous quarter.

Lower average revenue per long distance minute for business traffic this quarter accounted for approximately $20.0 million of the total $29.3 million decline compared to the same period in 2001. Consumer long distance revenue fell $9.0 million because of a decline in the number of long distance customers. Consumer average revenue per minute was comparable to the second quarter of the prior year. Business data revenue declined $9.1 million primarily as a result of a number of carrier customers being lost either to bankruptcy or migration onto their own networks. Pricing pressure also contributed to the decline in data revenue. Consumer data revenue fell $2.4 million primarily because of customers switching to high-speed offerings. A 89,000 increase in active local lines since last year to over 130,000 at June 30, 2002 improved business and residential local revenue by $3.6 million and $7.2 million, respectively, partially offsetting the decline in long distance and data revenue.

Revenue in the second quarter was down $3.9 million or 1.9% from the first quarter of 2002. Residential revenue increased by $0.1 million as the $2.0 million decline in long distance and data revenue was offset by $2.1 million of additional local revenue from an increase of 35,700 local customers in the quarter. However, business revenue fell $4.0 million, as the $1.5 million improvement in local revenue was more than offset by a $3.5 million and $2.0 million decline in long distance and data revenue, respectively. Pricing and volume both contributed to the decline in long distance and data revenue. While the rate of local revenue growth will be slower than previously contemplated, Call-Net still intends to pursue local and on-net data business with the expectation that the revenue increase from such a strategy should modestly outpace the anticipated revenue decline from continued pressure on long distance and data pricing.

Before unusual items, Call-Net's loss before interest, taxes depreciation and amortization of $9.7 million this quarter was down $49.9 million from EBITDA of $40.2 million in the second quarter of 2001. A decline in revenue of $29.3 million and an 8.3% lower gross margin, primarily resulting from aggressive price competition in the long distance and data services market, accounted for most of the decline. Operating costs also increased by $19.1 million this quarter compared to the same period last year. The $4.8 million royalty on the new Sprint technology and service agreement, the costs associated with the Company's revenue growth initiatives and higher bad debt expense related primarily to the financial difficulties of two major carrier customers, all contributed to the increase in operating costs.

In the second quarter, Call-Net's EBITDA before unusual items declined $21.6 million from the first quarter of 2002. The majority of the decline related to $16.1 million in higher operating costs associated primarily with the new Sprint royalty payment, development expenses related to the local growth initiatives and higher bad debt expense. A $5.5 million lower gross profit on $3.9 million lower revenue and a 1.9% lower gross profit margin accounted for a portion of the decline.

In the second quarter, as part of its plan to streamline its operations, Call-Net recorded an unusual charge of $14.9 million in respect of the severance costs associated with the release of 350 employees as well as the facility and lease termination costs of downsizing or closing five offices. A further unusual charge of $10.7 million was incurred in the second quarter as a provision against the value of redundant assets. After these unusual charges, Call-Net's loss before interest, taxes, depreciation and amortization was $35.3 million.

Call-Net's operating results are expected to improve in the second half of the year for three reasons. First, the local services initiative, the stronger Sprint relationship and a larger enterprise sales force are all expected to provide some revenue growth, more than offsetting the continued erosion of the long distance and data pricing. Second, the price-cap decision and internal carrier cost savings initiatives are expected to improve the gross profit margin. Third, as a result of Call-Net's plan to further streamline its organization in the third quarter, operating expenses should be significantly lower than in the second quarter.

"The decisions announced on June 27th to streamline our operations and slow the introduction of local residential service were difficult and disappointing for the Company, its employees and investors. It means we have had to sacrifice near term growth for a more secure future. However, it was imperative that we improve cash flow proactively to maintain our financial resources in this difficult market. By acting decisively now Call-Net will have sufficient cash to fund its adjusted business plan," said Bill Linton. "With our recapitalization behind us, Call-Net is better positioned than its peers to survive the current telecom downturn. We are confident balancing our investment program to our current cash generating capabilities is the right decision in today's telecom market place."

About Call-Net Enterprises Inc.
Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 100 co-locations in nine Canadian metropolitan markets. For more information, visit the Company's web sites at www.CallNet.ca and www.sprintcanada.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information:

Media Contact:
Karen O'Leary,
Corporate Communications
416-718-6445
karen.oleary@sprint-canada.com

Investor Relations contact:
John Laurie,
Vice President, Treasurer and Investor Relations
416-718-6245
jlaurie@sprint-canada.com

EXHIBIT 5

Call-Net's financial statements and interim management discussion and analysis for the three months ending June 30, 2002

CALL-NET ENTERPRISES INC

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

(millions of Canadian dollars)	June 30, 2002	Pre-recapitalization Dec. 31, 2001 *[Restated-note 1]*
ASSETS		
Cash and cash equivalents	**46.8**	15.5
Short-term investments	**115.8**	320.4
Accounts receivable *[note 3]*	**91.5**	133.7
Other current assets	**58.1**	59.4
Total current assets	**312.2**	529.0
Capital assets *[note 4]*	**629.2**	749.7
Other assets *[note 5]*	**113.4**	173.4
Total assets	**1,054.8**	1,452.1
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable and accrued liabilities *[note 6]*	**199.8**	212.4
Future income tax liability *[note 9]*	**-**	36.8
Long-term liabilities *[note 7]*	**611.1**	2,626.2
Commitments *[note 10]*		
Shareholders' equity		
Capital Stock *[note 8]*		
Common Shares, unlimited authorized	**45.3**	-
Class B Non-Voting Shares, unlimited authorized	**261.0**	-
Preferred Shares, unlimited authorized	**-**	-
Pre-recapitalization Capital Stock *[note 8]*		
Pre-recapitalization Common Shares, unlimited authorized	**-**	124.8
Pre-recapitalization Class B Non-Voting Shares, unlimited authorized	**-**	863.5
Pre-recapitalization Class C Non-Voting Shares, unlimited authorized	**-**	347.8
Deficit	**(62.4)**	(2,759.4)
Total shareholders' equity	**243.9**	(1,423.3)
Total liabilities and shareholders' equity	**1,054.8**	1,452.1

See accompanying notes

CALL-NET ENTERPRISES INC

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (UNAUDITED)

(millions of Canadian dollars, except per share amounts)	Three Months Ended June 30, 2002	Pre-recapitalization Three Months Ended March 31, 2002	Pre-recapitalization Three Months Ended June 30, 2001	Pre-recapitalization Six Months Ended June 30, 2001
			[Restated- note 1]	*[Restated - note 1]*
Revenue	**197.9**	**201.8**	227.2	490.3
Carrier charges	**118.4**	**116.8**	116.9	258.1
Gross profit	**79.5**	**85.0**	110.3	232.2
Operating costs	**89.2**	**73.1**	70.1	155.1
Earnings (loss) before interest, taxes, depreciation and amortization and unusual items	**(9.7)**	**11.9**	40.2	77.1
Unusual items *[note 11]*	**25.6**	**-**	8.0	8.0
Earnings (loss) before interest, taxes, depreciation and amortization	**(35.3)**	**11.9**	32.2	69.1
Depreciation and amortization	**(38.7)**	**(41.8)**	(58.4)	(116.1)
Interest on long-term debt	**(15.6)**	**(60.3)**	(55.9)	(110.6)
Interest and other income (expense)	**-**	**(0.8)**	3.9	10.3
Foreign exchange gain (loss)	**27.6**	**(1.8)**	94.2	(24.4)
Earnings (loss) before taxes	**(62.0)**	**(92.8)**	16.0	(171.7)
Income tax benefit (expense) *[note 9]*	**(0.4)**	**1.0**	1.8	3.6
Net income (loss) for the period	**(62.4)**	**(91.8)**	17.8	(168.1)
Deficit, beginning of period	**-**	**(2,759.4)**	(1,420.6)	(1,234.7)
Deficit, end of period	**(62.4)**	**(2,851.2)**	(1,402.8)	(1,402.8)
Basic earnings (loss) per share *[note 12]*	**(2.62)**	**(20.26)**	3.93	(37.15)
Fully diluted earnings (loss) per share *[note 12]*	**(2.62)**	**(20.26)**	3.93	(37.15)

See accompanying notes

CALL-NET ENTERPRISES INC

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

		Pre-recapitalization		
	Three Months Ended	Three Months Ended		Six Months Ended
(millions of Canadian dollars, except per share amounts)	**June 30, 2002**	**March 31, 2002**	June 30, 2001	June 30, 2001
			[Restated- note 1]	*[Restated - note 1]*
OPERATING ACTIVITIES				
Net income (loss) for the period	(62.4)	(91.8)	17.8	(168.1)
Add (deduct) operating items not requiring cash:				
Depreciation and amortization	38.7	41.8	58.4	116.1
Interest on long-term debt	-	35.7	28.5	63.2
Interest and other (income) expense	0.8	(0.2)	8.6	(2.8)
Foreign exchange (gain) loss	(28.2)	1.8	(94.2)	24.4
Future income taxes	-	(2.4)	(1.8)	(3.6)
Writedown of capital assets	10.7	-	-	-
Cash flow from operations before changes in non-cash working capital	(40.4)	(15.1)	17.3	29.2
Net change in non-cash working capital balances related to operations	52.6	(8.3)	(25.2)	(72.7)
Cash provided by (used in) operating activities	12.2	(23.4)	(7.9)	(43.5)
INVESTING ACTIVITIES				
(Increase) decrease in short-term investments	(12.6)	217.2	30.1	48.7
Acquisition of capital assets	(31.3)	(16.0)	(23.5)	(57.3)
Net proceeds on disposal of capital assets	-	-	21.5	37.0
Increase in deferred costs	-	(2.6)	-	-
Additional investment in NorthPoint Canada	-	-	-	1.9
Cash provided by (used in) investing activities	(43.9)	198.6	28.1	30.3
FINANCING ACTIVITIES				
Increase (decrease) in right of way liability	(0.3)	(0.1)	-	1.3
Termination of cross-currency swaps	-	-	-	1.1
Cash provided by (used in) financing activities	(0.3)	(0.1)	-	2.4
Net increase (decrease) in cash and cash equivalents during the period	(32.0)	175.1	20.2	(10.8)
Cash and cash equivalents, beginning of period	78.8	15.5	268.9	299.9
Cash and cash equivalents, end of period	46.8	190.6	289.1	289.1

See accompanying notes

(millions of Canadian dollars, unless otherwise indicated)

1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Call-Net Enterprises Inc. and its subsidiary companies [collectively "the Company"]. These interim consolidated financial statements should be read in conjunction with the most recently prepared annual financial statements.

Comparative Figures
Comparative financial statements for periods prior to April 1, 2002 have been presented pursuant to regulatory requirements. In reviewing the comparative financial statements, readers are reminded that they do not reflect the effects of the financial reorganization or the application of fresh start accounting described below. In addition, certain comparative financial statement balances have been restated to conform to the current year financial statement presentation as described in note 2 and note 7(c).

Financial Reorganization
On April 10, 2002, the Company completed a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act to surrender all of the Company's $2.6 billion in principal amount of Senior Notes and Senior Discount Notes in exchange for U.S. $377.0 million of new 10.625% Senior Secured Notes due 2008, U.S. $81.9 million in cash, and 80% of the equity in the recapitalized company.

The Plan of Arrangement contemplated a series of steps leading to an overall capital reorganization of the Company. These included, among other things:

(a) the amendment of the Company's authorized share capital to create three new classes of shares: Common Shares, Class B Non-Voting Shares and Preferred Shares, and the issuance of these Common Shares and Class B Non-Voting Shares in exchange for the Pre-recapitalization Shares;

(b) the creation and issuance of the Senior Secured Notes and the issuance of the Common Shares and the Class B Non-Voting Shares in exchange for the Pre-recapitalization Notes;

(c) the cancellation of all Pre-recapitalization Notes, Shares, Options, Entitlements and the termination of the Pre-recapitalization Stock Option Plan;

(d) the consolidation of the Common Shares on a one for 20 basis and the consolidation of the Class B Non-Voting Shares on a one for 20 basis;

(e) the adoption of the new Incentive Stock Option Plan ["Option Plan"], Rights Plan ["Rights Plan"] and Restricted Stock Unit Plan ["RSUP"];

(f) the reduction and determination of the Company's stated capital in accordance with the Plan of Arrangement.

Fresh Start Accounting
Pursuant to the Plan of Arrangement, there was a substantial realignment of the equity and non-equity interests of the Company on April 10, 2002. For accounting purposes, the Corporation has used an effective date of April 1, 2002. The Company's balance sheet as at April 1, 2002 was prepared on a fresh start basis after giving effect to the Plan of Arrangement in accordance with The Canadian Institute of Chartered Accountants' Section 1625, "Comprehensive Revaluation of Assets and Liabilities". Under fresh start accounting, the Company's assets and liabilities were recorded at management's best estimate of their fair market values and the deficit was eliminated by a reduction of capital stock. The book values of assets and liabilities at April 1, 2002 approximated their fair values, with the exception of capital assets and future tax liabilities. Independent third party analysis was used by management to arrive at the fair value of capital assets. Future tax liabilities were valued based on the temporary differences and tax losses that are available to the Company.

(millions of Canadian dollars, unless otherwise indicated)

The completion of the Company's capital reorganization and comprehensive revaluation of assets and liabilities under fresh start accounting had the following effects:

	April 1, 2002 Balance prior to re-capitalization	Re-capitalization adjustments	Write-downs and fresh start adjustments	April 1, 2002 Balance after adjustments
	[Restated]			
ASSETS				
Cash and cash equivalents	190.6	(111.8) (1)(2)(3)	-	78.8
Short-term investments	103.2	-	-	103.2
Accounts receivable	110.6	-	-	110.6
Other current assets	58.4	(2.0) (3)	-	56.4
Capital assets	736.2	-	(89.7) (4)	646.5
Other assets	166.1	(45.9) (5)	(0.1)	120.1
Total assets	**1,365.1**	**(159.7)**	**(89.8)**	**1,115.6**
LIABILITIES				
Accounts payable and accrued liabilities	182.9	(13.1) (6)	-	169.8
Future income tax liability	34.4	-	(34.4)	-
Long-term liabilities	2,662.9	(2,023.4) (1)	-	639.5
SHAREHOLDERS' EQUITY				
Capital stock	-	1,342.6 (1)(2)(3)	(1,036.3)	306.3
Pre-recapitalization capital stock	1,336.1	(1,336.1) (1)	-	-
Deficit	(2,851.2)	1,870.3 (7)	980.9	-
Total liabilities and shareholders' equity	**1,365.1**	**(159.7)**	**(89.8)**	**1,115.6**

(1) Under the Plan of Arrangement, the Noteholders received a combination of:

a. U.S.$72.7 of cash on the effective date of the transaction in addition to U.S. $9.2 paid in February 2002,
b. shares equal to approximately 80% of the equity of the recapitalized Company and,
c. U.S.$377.0 Senior Secured Notes due 2008,

determined in each case on a pro rata basis, with respect to each Noteholder, by the ratio equal to the dollar value of the accreted principal plus interest as of December 31, 2001 of the Pre-recapitalization Notes owned by such Noteholder divided by the total Pre-recapitalization Note value.

(2) Immediately after the Plan of Arrangement, Sprint U.S. invested $25.0 in exchange for 5% of the post-recapitalization equity of the Company. Sprint U.S. also received $4.9 for the royalty payment relating to the three months ended March 31, 2002.

(3) Costs directly incurred to effect the recapitalization that were paid in advance of the effective date of the transaction totaling $2.0 were transferred to capital stock. In addition, the opening cash and cash equivalents balance was adjusted for $16.5 of transaction costs to be paid on the completion of the transaction.

(4) Prior to the application of fresh start accounting, the Company performed an assessment for impairment of the carrying values of its long-lived assets. Based on this assessment, assets available for sale of $78.6 were written down to nil. The value of capital assets was further reduced by $11.1 as part of the implementation of fresh start accounting.

(5) The write off of the unamortized balance of deferred financing costs, trademarks, as well as technology and product rights associated with the prior agreement with Sprint Communications Company L.P. ["Sprint L.P"].

(millions of Canadian dollars, unless otherwise indicated)

(6) Under the Plan of Arrangement, the accrued interest on all Pre-recapitalization Notes was eliminated and interest on the Senior Secured Notes due 2008 was accrued for the period from January 1, 2002 to March 31, 2002.

(7) The Company used unrecorded tax loss carry forward balances of approximately $1,600 against the gain on retirement of the long-term debt.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statement are prepared using accounting principles and methods of applications that are in conformity with Canadian generally accepted accounting principles ["Canadian GAAP"]. These policies and methods of applications are the same as the most recent annual statements, except that the Company's assets and liabilities have been comprehensively revalued as described in note 1 above, and except for the following items:

(a) Effective January 1, 2002, the Company changed its method of accounting for foreign currency translations as required by The Canadian Institute of Chartered Accountants' Section 1650, "Foreign Currency Translations". The most important change for the Company is the elimination of the requirement to defer and amortize foreign exchange gains and losses on long-term monetary items over the remaining lives of such items. All exchange gains and losses are to be included in the operations of the period. The prior year figures have been restated to conform to the retroactive application of this change in policy. The effect of this change resulted in a decrease to net loss of $92.5 for the 3-month period ended June 30, 2001, an increase to net loss of $17.1 for the 6-month period ended June 30, 2001, and a decrease to other assets and an increase to deficit of $156.2 as at December 31, 2001.

(b) On January 1, 2002, the Company adopted the recommendations in Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", issued by The Canadian Institute of Chartered Accountants. The new recommendations are generally applicable only to awards granted after the date of adoption, except for awards settled in cash. The adoption of the new recommendations did not impact the interim consolidated financial statements.

Stock-based compensation awarded to non-employees is accounted for using the fair value method. Awards granted under the Company's New Restricted Stock Unit Plan can be settled in cash at the employee's option. As a result, these awards are accounted for as a liability and compensation expense is remeasured at each reporting period based on the current market value of the underlying shares. No compensation expense for stock options granted to employees under the Company's New Incentive Stock Option Plan is recognized, but pro-forma disclosure of net income and earnings per share is provided as if these awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to share capital.

The pro-forma disclosure of net income and earnings per share is required only for awards granted after the date of adoption. Although the Company has granted awards subsequent to January 1, 2002, pro-forma net income and earnings per share have not been presented as the impact on net income and earnings per share would not be significant.

(c) Effective January 1, 2002, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants' Section 3062, "Goodwill and Other Intangible Assets". Under the new standard, goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to an annual impairment review. On adoption, the Company does not have any goodwill and determined that it has no intangible assets of indefinite life. As a result, the adoption of the new recommendations did not impact the interim consolidated financial statements.

(millions of Canadian dollars, unless otherwise indicated)

3. ACCOUNTS RECEIVABLE

	June 30, 2002	Pre-recapitalization December 31, 2001
Trade receivables	**110.7**	134.4
Other	**2.5**	18.2
Allowance for doubtful accounts	**(21.7)**	(18.9)
	91.5	133.7

4. CAPITAL ASSETS

	June 30, 2002			Pre-recapitalization December 31, 2001		
	Cost	**Accumulated Depreciation and Amortization**	**Net Book Value**	Cost	[Restated] Accumulated Depreciation and Amortization	Net Book Value
Multiplex and telephone switch equipment	**425.5**	**20.1**	**405.4**	669.9	257.1	412.8
Fibre optic cable	**108.4**	**1.6**	**106.8**	186.0	53.6	132.4
Computer equipment and software	**102.3**	**20.2**	**82.1**	252.6	155.5	97.1
Buildings	**14.6**	**0.1**	**14.5**	13.9	1.5	12.4
Leasehold improvements	**11.0**	**0.9**	**10.1**	35.2	23.3	11.9
Furniture and fixtures	**10.1**	**0.4**	**9.7**	30.3	26.4	3.9
Land	**0.6**	**-**	**0.6**	0.6	-	0.6
Assets available for sale	**-**	**-**	**-**	103.6	25.0	78.6
	672.5	**43.3**	**629.2**	1,292.1	542.4	749.7

Prior to the application of fresh start accounting, the assets available for sale were written down to a value of nil due to the prolonged period of time for which no formal offers to purchase had come forward.

In connection with fresh start accounting, accumulated depreciation balances are reset to nil and cost represents management's best estimates of fair market values on April 1, 2002, which were generally supported by recent independent third party appraisals *[note 1]*. As part of this exercise, management reassessed the remaining useful life of the capital assets. As a result, the remaining useful life of furniture and fixtures was increased to 4 years.

Included in accumulated depreciation and amortization is the writedown of certain capital assets *[note 11]*.

(millions of Canadian dollars, unless otherwise indicated)

5. OTHER ASSETS

	June 30, 2002			Pre-recapitalization December 31, 2001 [Restated]		
	Cost	Accumulated Depreciation and Amortization	Net Book Value	Cost	Accumulated Depreciation and Amortization	Net Book Value
Customer relationships	103.4		97.3	200.0	90.5	109.5
Financing costs	-	-	-	53.6	16.8	36.8
Technology and product rights	-	-	-	44.7	35.9	8.8
Trademarks	-	-	-	14.9	11.9	3.0
Prepaid right of way	8.9	-	8.9	9.8	-	9.8
Deferred costs	6.8	-	6.8	5.0	-	5.0
Investment in Cybersurf Corp.	0.4	-	0.4	0.5	-	0.5
	119.5	6.1	113.4	328.5	155.1	173.4

In connection with fresh start accounting, the accumulated depreciation and amortization balance for customer relationships is reset to nil and cost represents management's best estimates of the fair market value on April 1, 2002 *[note 1]*. As part of this exercise, management reassessed the remaining useful life of the customer relationships and determined no change was required.

Pursuant to the Plan of Arrangement, the unamortized balances of the financing costs, technology and product rights, and trademarks were included within the recapitalization adjustments *[note 1]*. The reduction was recorded as a charge against the deficit.

Under fresh start accounting, the Company's investment in Cybersurf Corp. was written down by $0.1. This write down was included within the fresh start adjustments *[note 1]*.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2002	Pre-recapitalization December 31, 2001 [Restated]
Accrued liabilities and trade payables	87.8	88.0
Carrier payables	52.6	65.4
Accrued interest	31.5	19.9
Payroll related liabilities	10.6	15.5
Current portion of right of way liability	1.1	1.0
Other	16.2	22.6
	199.8	212.4

Effective April 1, 2002, the Company reclassed the long-term portion of its right of way liability to long-term liabilities. The comparative figures have been restated to conform to this presentation.

(millions of Canadian dollars, unless otherwise indicated)

7. LONG-TERM LIABILITIES

	Interest Rate	June 30, 2002	Pre-recapitalization December 31, 2001 [Restated]
(a) Senior Secured Notes due 2008	10.625%	**572.6**	-
(b) Pre-recapitalization Senior Discount Notes due 2007	9.270%	-	412.5
(b) Pre-recapitalization Senior Notes due 2007	8.375%	-	100.0
(b) Pre-recapitalization Senior Discount Notes due 2008	8.940%	-	602.1
(b) Pre-recapitalization Senior Notes due 2008	8.000%	-	278.7
(b) Pre-recapitalization Senior Discount Notes due 2009	10.800%	-	477.3
(b) Pre-recapitalization Senior Notes due 2009	9.375%	-	716.7
Long-term debt		**572.6**	2,587.3
(c) Right of way liability	10.0%	**38.5**	38.9
Total long-term liabilities		**611.1**	2,626.2

(a) Senior Secured Notes due 2008

The Company's U.S. $377.0 Senior Secured Notes mature on December 31, 2008. The Senior Secured Notes were issued in 2002 at approximately par value and are collateralized by substantially all of the assets of the Company.

The Senior Secured Notes will bear interest at 10.625% per annum from December 31, 2001, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 30 and December 31 in each year, commencing June 30, 2002. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The Senior Secured Notes will be senior secured obligations of the Company and will rank *pari passu* in right of payment to any future senior unsecured debt and senior to the Company's future subordinated secured debt. The Senior Secured Notes are governed by trust indentures which contain certain covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, consummate certain sales of assets, make certain investments, engage in sale-leaseback transactions, pay dividends or repurchase the Company's capital stock.

On or after January 1, 2006, the Senior Secured Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time at the following redemption prices, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on January 1, 2006 at 105.313%, January 1, 2007 at 102.657% and January 1, 2008 and thereafter at 100.000% of the principal amount.

In the event of a change of control, the Company is required to offer to purchase all outstanding notes at a purchase price of 101% of their principal amount plus accrued and unpaid interest to the date of purchase.

(b) Pre-recapitalization Notes

On April 10, 2002, the Company completed a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act to surrender all of the Company's $2.6 billion in principal amount of Senior Notes and Senior Discount Notes in exchange for U.S. $377.0 million of new 10.625% Senior Secured Notes due 2008, U.S. $81.9 million in cash, and 80% of the equity in the recapitalized company *[note1]*.

(millions of Canadian dollars, unless otherwise indicated)

(c) Right of way liability

Effective April 1, 2002, the Company reclassed the long-term portion of its right of way liability to long-term liabilities. The comparative figures have been restated to conform to this presentation

The right of way liability represents the net present value of payments to be made under right of way agreements with terms ranging from 1 to 20 years. The associated asset for the right of ways are recorded in capital assets.

The future payments for the next five years are as follows:

2003	4.6
2004	4.6
2005	4.6
2006	4.6
2007	4.6
Thereafter	52.9
Total future minimum payments	75.9
Less imputed interest	(36.3)
	39.6
Less current portion	1.1
	38.5

8. CAPITAL STOCK

Common Shares
The Company is authorized to issue an unlimited number of the Common Shares. The holders of the Common Shares are entitled to one vote for each share held at any meeting of shareholders of the Company. The Common Shares are convertible, at the option of the Common Shareholders at any time into Class B Non-Voting Shares on a share-for-share basis. The Common Shares may be subject to constraints on transfer to ensure the Company's compliance with the foreign ownership provisions of the Telecommunications Act (Canada). The Common Shares rank *pari passu* with the Class B Non-Voting Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise.

Class B Non-Voting Shares
The Company is authorized to issue an unlimited number of the Class B Non-Voting Shares. The holders of the Class B Non-Voting Shares are not entitled to vote at any meeting of shareholders of the Company. The Class B Non-Voting Shares are convertible, at the option of the Class B Shareholders, at any time into Common Shares on a share-for-share basis, in certain circumstances. The Class B Non-Voting Shares rank *pari passu* with the Common Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise.

Preferred Shares
The Company is authorized to issue an unlimited number of the Preferred Shares, although no Preferred Shares were issued in connection with the Plan of Arrangement. However, as part of consideration for entering into the Sprint Agreement, Sprint U.S. was issued one Preferred Share (for a value of $1 dollar) and is the first holder of the Preferred Shares. There were no other Preferred Shares outstanding at June 30, 2002. The Preferred Shares are generally non-voting and have no right to dividends. Preferred Shares entitle the holder to nominate and elect two directors of the Company. The Preferred Shares also have a priority right over all other classes of shares to receive a return of capital equal to $1 dollar per Preferred Share upon the liquidation dissolution or winding-up of the Company.

(millions of Canadian dollars, unless otherwise indicated)

Shares Number of Shares	Common	Class B	Preferred
Balance, December 31, 2001	-	-	-
Issued pursuant to Plan of Arrangement	3,686,833	20,152,805	1
Converted during the period	(35,918)	35,918	1
Balance, June 30, 2002	**3,650,915**	**20,188,723**	**1**

Dollars	Common	Class B	Preferred
Balance, December 31, 2001	-	-	-
Issued pursuant to Plan of Arrangement	45.8	260.5	-
Converted during the period	(0.5)	0.5	-
Balance, June 30, 2002	**45.3**	**261.0**	-

On April 17, 2002, pursuant to the Plan of Arrangement, the Company completed a private placement of 1,191,987 Class B Non-Voting Shares for an aggregate purchase price of $25.0 to Sprint U.S. There were no selling fees or commissions payable and the funds received will be used for general corporate purposes.

Due to the capital reorganization of the Company *[note 1]*, the resulting capital stock balance of $306.3 differs from the legal stated capital of $200.0 by $106.3. This difference is a result of the recapitalization and fresh start adjustments *[note 1]*.

Stock Options

The Company has a New Incentive Stock Option Plan ["Option Plan"], the terms and conditions of which are set out in the Plan of Arrangement. Under the Option Plan, the Company currently has reserved a maximum of 2,261,000 Shares. Options granted under the Option Plan will be non-assignable and will expire no more than 10 years from their date of grant or as determined by the Board of Directors. The number of Common Shares and Class B Non-Voting Shares reserved for issuance in the aggregate to any one eligible person pursuant to the Option Plan shall not exceed 5% of the aggregate outstanding Common Shares and Class B Non-Voting Shares. All shares reserved for issuance under the Plan are granted under the terms and conditions of the Plan of Arrangement. The Option Plan permits the granting or repricing of options at a price no less than the closing price of the applicable Shares on the Toronto Stock Exchange on the business day preceding the date on which the Option is granted, or re-priced, as the case may be. Vesting of the options, which occurs in three yearly installments of 33.3% each, is also dependent on the stock price reaching certain performance levels.

All options outstanding under the previous plan were cancelled pursuant to the Plan of Arrangement *[note 1]*.

The following is a continuity of stock options outstanding for which Common Shares have been reserved:

Common Shares

	June 30, 2002	
	Number Outstanding	**Weighted–Average Exercise Price Per Share**
Balance, April 1, 2002	-	-
Granted during the period	986,200	$8.50
Cancelled during the period	(45,200)	$8.50
Balance, end of period	**941,000**	**$8.50**
Exercisable, end of period	-	-

(millions of Canadian dollars, unless otherwise indicated)

During the period, there were no stock options granted for which Class B Non-Voting Shares have been reserved. As at June 30, 2002, there were no Class B Non-Voting Shares stock options outstanding.

Shareholders' Rights Plan
The Company has a New Shareholders' Rights Plan ["Rights Plan"], the terms and conditions of which are set out in the Plan of Arrangement. The Rights Plan was adopted to ensure that if a person or group is seeking to acquire beneficial ownership of 10% or more of the Common Shares, or 20% of the aggregate Shares of the Company, the shareholders and the Board of Directors are given sufficient time to evaluate the transaction, negotiate with the proposed acquiror, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered. The term of the Rights Plan is until the termination of the Company's 2004 annual shareholders meeting. Under the Rights Plan, one right was issued in respect of each Share outstanding immediately following the implementation of the Plan of Arrangement. In addition, one right will be issued in respect of each new Share issued thereafter. When exercisable, each right will permit the holder to purchase shares with a market value of $200 dollars on payment of $100 dollars.

Restricted Stock Unit Plan
Pursuant to the Plan of Arrangement, the New Restricted Stock Unit Plan ["RSUP"] for key executives was implemented. Restricted stock units ["RSU's"] are subject to vesting provisions, which may include, at the discretion of the Board of Directors, the achievement of performance criteria. RSU grants are settled by the delivery of Shares to the participant or, at the participant's option, the delivery of the cash equivalent market value of the Shares based on the five trading day average of the closing price of the Common Shares on the Toronto Stock Exchange. If Shares are to be delivered, the Company will have the option to deliver Shares issued from treasury or Shares purchased on the Toronto Stock Exchange by an independent administrator. The RSUP provides that the maximum number of Shares deliverable to participants under the RSUP shall be 678,000 Shares. The maximum term for any RSU is three years. During the three month period ended June 30, 2002, 652,000 RSU's were granted which will vest in three annual installments of 33.3% each. The resulting compensation expense was not material.

9. INCOME TAXES

As part of the recapitalization, the amount of income tax losses available to reduce future years' taxable income has been reduced by approximately $1,600. The tax effect of the remaining losses has not been recorded in the accounts.

10. COMMITMENTS

On April 10, 2002, the Company and Sprint Corporation ["Sprint U.S."] executed an agreement [the "Sprint Agreement"] that was contingent upon the approval and completion of the Plan of Arrangement. The term of the Sprint Agreement will be for a period of 10 years commencing January 1, 2002. The Sprint Agreement includes that Sprint U.S., or its affiliates, will provide various products and services. In addition, the Company will continue to have exclusive use of the Sprint trademark in Canada for these services. The Company and Sprint U.S. have agreed to treat each other with "preferred partner" status. In connection with the granting of the technology license and the trademark license, the Company will pay a 2.5% royalty to Sprint U.S. on substantially all revenue for the first five years and 2.0% for the remaining five years of the term.

11. UNUSUAL ITEMS

During the three months ended June 30, 2002, the Company recorded a special charge of $14.9 for severance, facility and lease termination costs incurred as part of its plan to further streamline and focus on its operations. As well, during this period the Company recorded a special charge of $10.7 for a provision on redundant assets. As at June 30, 2002, $14.1 of the provision was included in accounts payable and accrued liabilities. Approximately

(millions of Canadian dollars, unless otherwise indicated)

$7.0 will be paid by September 30, 2002 and the remainder will be paid over the terms of the related leases up to a maximum period of 8 years.

During the three months ended June 30, 2001, the Company recorded a special charge of $8.0 for severance, facility and lease termination costs incurred as part of its plan to focus on profitability. As well, during this period, the Company recorded a special charge of $9.4 for an additional provision on redundant assets which was offset by gains of $9.4 on sales of certain assets and settlement of certain fibre swaps.

12. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share have been calculated on the basis of income (loss) divided by the weighted average number of Common Shares and Class B Non-Voting Shares outstanding during the period after recapitalization [2002 – 23,839,625]. Earnings (loss) per share for the prior year and prior quarter have been calculated on the basis of income (loss) divided by the weighted average number of Pre-recapitalization Common Shares, Pre-recapitalization Class B Non-Voting Shares and Pre-recapitalization Class C Non-Voting Shares outstanding during the year. The Pre-recapitalization weighted average number of shares outstanding has been restated to give effect to the 1:20 stock consolidation which occurred April 15, 2002 [March 31, 2002 – 4,529,550; December 31, 2001 – 4,522,439]. Due to a loss for the period, no incremental shares from the potential exercise of stock options are included because the effect would be anti-dilutive in both 2002 and the six months ended June 30, 2001.

13. SEGMENTED INFORMATION

The Company is a facilities-based carrier of long distance, data and local telecommunications services. It offers different products or services to two market segments: (i) Residential customers and (ii) Business, including small, medium and large business and government customers. Substantially all of the Company's assets are located in Canada, and revenues are derived from long distance, data and local telecommunications services provided in Canada.

Customer Segments

	Residential	Business	Corporate and other	Total
Three months ended June 30, 2002				
Long distance	33.1	92.4	-	125.5
Data	5.1	51.5	-	56.6
Local	10.6	5.2	-	15.8
Total revenues	48.8	149.1	-	197.9
Operating costs	(22.2)	(31.1)	(35.9)	(89.2)
	26.6	118.0	(35.9)	118.7
Carrier costs				(118.4)
Earnings before interest, taxes, depreciation and amortization and unusual items				(9.7)
Three months ended March 31, 2002 [Pre-recapitalization]				
Long distance	34.8	95.9	-	130.7
Data	5.4	53.5	-	58.9
Local	8.5	3.7	-	12.2
Total revenues	48.7	153.1	-	201.8
Operating costs	(17.9)	(24.3)	(30.9)	(73.1)
	30.8	128.8	(30.9)	128.7
Carrier costs				(116.8)
Earnings before interest, taxes, depreciation and amortization and unusual items				11.9

CALL-NET ENTERPRISES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

	Residential	Business	Corporate and other	Total
Three months ended June 30, 2001 [Pre-recapitalization]				
Long distance	42.1	112.0	-	154.1
Data	7.5	60.6	-	68.1
Local	3.4	1.6	-	5.0
Total revenues	53.0	174.2	-	227.2
Operating costs	(16.6)	(26.1)	(27.4)	(70.1)
	36.4	148.1	(27.4)	157.1
Carrier costs				(116.9)
Earnings before interest, taxes, depreciation and amortization and unusual items				40.2
Six months ended June 30, 2001 [Pre-recapitalization]				
Long distance	93.4	246.6	-	340.0
Data	15.5	125.2	-	140.7
Local	6.5	3.1	-	9.6
Total revenues	115.4	374.9	-	490.3
Operating costs	(35.2)	(61.1)	(58.8)	(155.1)
	80.2	313.8	(58.8)	335.2
Carrier costs				(258.1)
Earnings before interest, taxes, depreciation and amortization and unusual items				77.1

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis explains trends in Call-Net's financial condition and results of operations for the quarter and six months ended June 30, 2002 compared with the operating results for the quarter and six months ended June 30, 2001. It also compares the balance sheet as at June 30, 2002 to December 31, 2001. This discussion and analysis is intended to help shareholders and other readers understand the dynamics of Call-Net's business and the key factors underlying its current financial results and future prospects.

Certain statements in management's discussion and analysis constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of Call-Net, or industry results, to be materially different from any future results, performance or achievements of Call-Net, or industry results expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, demographic changes, regulation, major technology changes, timing of product introductions, competition, and the ability of Call-Net to attract and retain key employees.

Overview

As Call-Net's recapitalization was completed on April 10, 2002, all of its assets and liabilities were comprehensively revalued as at April 1, 2002 pursuant to CICA Handbook Section 1625, "Comprehensive Revaluation of Assets and Liabilities". Section 1625 is commonly referred to as "fresh start" accounting. The recapitalization and comprehensive revaluation both required a number of adjustments to be made to Call-Net's balance sheet. The changes as a result of both the recapitalization and application of fresh start accounting are summarized in Note 1 to the interim financial statements. As a result of the recapitalization, Call-Net is positioned with a much improved capital structure and significantly lower interest expense.

Generally, CICA Handbook Section 1625 suggests prior period figures not be included in the financial statements of an enterprise that has comprehensively revalued its assets and liabilities as a result of a financial reorganization. However, pursuant to regulatory requirements, we have provided pre-recapitalization comparative financial statements and where relevant this management discussion and analysis contains related comparative commentary.

The completion of the Plan of Arrangement on April 10, 2002 was a very positive start to the second quarter. A new 10-year agreement was also signed with Sprint Communications Company L.P. ("Sprint"), significantly broadening this very important strategic relationship. Management was optimistic these two events, combined with the upcoming price cap decision, would provide Call-Net with the financial resources, products and technology to execute its growth strategy outlined in the first quarter report. However, in the first quarter report we cautioned that if the price cap decision was materially different than expected, management would likely have to modify its stated strategy.

Unfortunately, this caution turned out to be warranted as the price cap decision, issued on May 30, 2002, was materially different from our expectations. The immediate reduction in our carrier costs was only seven percent, far less than the low end of our expected range of possible outcomes. At the same time, conditions in the telecom sector continued to deteriorate. In particular, two of our large wholesale customers experienced heightened financial difficulties. Pricing in the business segment for both long distance and data services also generally continued to erode. Based on the disappointing price cap decision and market conditions management determined its current resources were only sufficient to support a slower growth profile.

Consequently, on June 27, 2002, Call-Net announced it was slowing the introduction of competitive residential telephone service in certain markets and delaying the introduction of other competitive services. The Company decided it would not expand its local phone service to Quebec City and

Edmonton and other communities it does not already serve. In addition, Call-Net will delay the launch of several new services including its high-speed Internet access product (ADSL) for residential customers.

The Company also announced it was restructuring its internal organization to further streamline and focus its operations in order to achieve its primary financial goal of being cash flow positive. Accordingly, the Company intends to reduce its workforce by 15% or approximately 350 positions. Call-Net will also reduce operating expenses and capital expenditures related to the growth programs. The recapitalization significantly improved Call-Net's balance sheet and financial position. Management is committed to sustaining this improvement by matching our growth programs to our cash generating capabilities.

Call-Net remains committed to offering Canadians the only competitive choice when it comes to residential telephone service - but the success of this program continues to be gated by the regulatory environment. The Company believes it will be able to continue to grow its local service business, albeit at a more limited pace. Call-Net also believes it can continue to work with the CRTC to encourage the regulator that additional relief is necessary to support a long-term competitive marketplace. The Company intends to grow but recognizes in today's financial and telecom market place it must do so with its own financial resources.

Operating Results

Highlights

Call-Net's second quarter operating performance as measured by its loss before interest, taxes, depreciation and amortization before unusual items of $9.7 million was well below expectations. The shortfall was primarily the result of three factors. First, the magnitude of the relief provided by the CRTC price cap decision was well below the lower end of the range established for budgeting purposes. In addition the decision was issued a month later than expected. Second, anticipated revenue growth did not materialize. Revenue declined by $3.9 million as the carrier business contracted and long distance revenue was weaker than projected because of deteriorating market conditions. Third, bad debt expense increased by $6.5 million from the previous quarter as the deterioration of the financial condition of carrier customers in general, and two major customers in particular, required an increase in bad debt reserves.

As a result of these issues Call-Net announced, on June 27, a significant slow down in its growth plans. This adjustment to the growth program will allow the Company to better match its investment activities to its cash generating capabilities. Accordingly Call-Net intends to reducing its workforce by 15% and to lower both operating expenses and capital expenditures that it was incurring to grow its local residential business and to enter the residential high speed Internet market.

Call-Net's second quarter net loss was $62.4 million, resulting in a $2.62 loss per share, based on 23.8 million shares outstanding after the 20:1 consolidation that occurred as part of the Plan of Arrangement.

Before unusual items related to the restructuring charge and writedown of certain redundant assets, the second quarter loss before interest, taxes, depreciation and amortization was $9.7 million compared to earnings before interest, taxes, depreciation and amortization of $40.2 million in the second quarter of the prior year. This $49.9 million year over year decline related primarily to the lower revenue and the lower gross margin achieved this year due in large part to aggressive price competition in the marketplace. Higher operating expenses, related to Call-Net's local growth initiative and significantly higher bad debt expense, primarily related to major carrier customers, also contributed to the decrease in operating profitability.

Factors affecting revenue, gross margin and operating costs are discussed in detail below.

Revenue

For the quarter ended June 30, 2002, Call-Net's revenue was $197.9 million compared to $227.2 million for the same period in 2001, a decrease of 12.9%. This decline is analyzed below by revenue segment.

Revenue Analysis

($ Millions)	Three Months Ended			Variance from Prior Year		Variance from Preceding Quarter		Six Months Ended		Variance from Prior Year	
	June 30, 2002	June 30, 2001	March 31, 2002	$	%	$	%	June 30, 2002	June 30, 2001	$	%
Long distance	92.4	112.0	95.9	(19.6)	(17.5)%	(3.5)	(3.6)%	188.3	246.6	(58.3)	(23.6)%
Data	51.5	60.6	53.5	(9.1)	(15.0)%	(2.0)	(3.7)%	105.0	125.2	(20.2)	(16.1)%
Local	5.2	1.6	3.7	3.6	225.0%	1.5	40.5%	8.9	3.1	5.8	187.1%
Business	149.1	174.2	153.1	(25.1)	(14.4)%	(4.0)	(2.6)%	302.2	374.9	(72.7)	(19.4)%
Long distance	33.1	42.1	34.8	(9.0)	(21.4)%	(1.7)	(4.9)%	67.9	93.4	(25.5)	(27.3)%
Data	5.1	7.5	5.4	(2.4)	(32.0)%	(0.3)	(5.6)%	10.5	15.5	(5.0)	(32.3)%
Local	10.6	3.4	8.5	7.2	211.8%	2.1	24.7%	19.1	6.5	12.6	193.8%
Residential	48.8	53.0	48.7	(4.2)	(7.9)%	0.1	0.2%	97.5	115.4	(17.9)	(15.5)%
Total	197.9	227.2	201.8	(29.3)	(12.9)%	(3.9)	(1.9)%	399.7	490.3	(90.6)	(18.5)%

Variance from Prior Year's Second Quarter

Revenue in the second quarter of $197.9 million declined by $29.3 million, or 12.9%, compared to the second quarter of 2001. A significant decline in average revenue per long distance minute ("ARPM") for business traffic accounted for approximately $20.0 million of the decline. While the decline in business ARPM was broadly based, international carrier traffic in particular drove average pricing down. Higher volume of long distance traffic provided a $0.4 million improvement to business long distance revenue. Consumer long distance revenue declined $9.0 million, of which $8.9 million related primarily to the 97,000 decline in long distance customers in the past twelve months to 473,800 at June 30, 2002. Consumer ARPM, after including increases in monthly service charges, was comparable to the ARPM in the second quarter of the prior year. Business data revenue declined $9.1 million while consumer data revenue fell $2.4 million. Business data customers lost to bankruptcy or migration onto their own networks, as well as pricing pressure, accounted for most of the decline. Consumer data revenue fell as the number of dial-up customers declined from 109,500 to 84,500, primarily as a result of customers switching to high-speed offerings. Lower long distance and data revenues were partially offset by an 89,000 increase in local lines since last year to over 130,000 at June 30, 2002. This substantial increase in local lines improved business and residential local revenue by $3.6 million and $7.2 million, respectively.

Variance from Prior Year's Six Months Ended June 30

Year to date revenue declined $90.6 million (18.5%) to $399.7 million compared to $490.3 million in the prior year. The reasons for the year to date decline were very similar to those noted above in the quarter over quarter analysis. The one additional factor contributing to the decline year to date was the renegotiation of the pricing of certain international settlement agreements with other carriers which accounted for $7.9 million of the year to date decline.

Variance from Preceding Quarter

Revenue in the second quarter of 2002 was down $3.9 million or 1.9% from the first quarter of 2002. Residential revenue increased by $0.1 million as the $2.0 million decline in long distance and data revenue was more than offset by $2.1 million of additional local revenue from an increase of 35,700 local customers in the quarter. Lower ARPM and a decline in usage per customer accounted for the $1.7 million decrease in long distance revenue. Business revenue fell $4.0 million, as the $1.5 million improvement in local revenue was more than offset by a $3.5 million and $2.0 million decline in long distance and data revenue, respectively. Lower pricing was the primary factor contributing to the decline in long distance and data revenue. While the rate of local revenue growth will be slower than previously contemplated, Call-Net still intends to pursue local and on-net data business with the expectation that such a strategy should modestly outpace the anticipated revenue decline from continued pressure on long distance and data pricing.

Carrier Charges and Gross Profit

Call-Net's carrier charges as a percentage of revenue have been increasing over the past year. Accordingly gross profit as a percentage of revenue has declined from 48.5% in the second quarter of the prior year to 40.2% this quarter. On a year to date basis to June 30, 2002 the gross profit margin has fallen 6.2% from 47.4% to 41.2%.

The decrease in gross profit margin was primarily a consequence of two factors:

- price competition in both the data services and long distance markets has driven revenue per unit for data and per minute for long distance steadily lower over the past year, and
- the Company was unable to drive a similar amount of costs out of its inherently fixed cost operating network infrastructure.

While Call-Net was very disappointed with the price cap decision, it did provide an immediate seven percent decrease in the amount payable to the incumbents for their services. This tariff relief equated to about $4 million per quarter. Subsequently on July 17th the incumbent carriers filed Phase II cost studies that should result in additional relief of approximately $3 million per quarter. Therefore Call-Net expects its price cap regulated carrier charges will be about $6.0 million lower in the third quarter compared to the second quarter. .Consequently, the Company expects its gross margin will improve to approximately 44% in the third quarter. There is also one more important proceeding concerning Phase II costs in respect of Digital Network Access underway as result of the price cap decision. This proceeding may result in further relief to Call-Net retroactive to June 1, 2002. However, the timing and magnitude of relief from this proceeding is uncertain.

Operating Costs

Operating costs increased by $19.1 million to $89.2 million in the second quarter from $70.1 million in the second quarter of 2001. Higher staff costs for provisioning and customer care as well as increased advertising and marketing expenses related to the local growth initiative contributed to the increase. The new Sprint royalty agreement added $4.8 million in operating expenses in the quarter. A substantially higher bad debt expense in the quarter also contributed to the increased operating costs.

Year to date, operating costs are up $7.2 million. The main contributing factors were again higher advertising and marketing expenses and other costs associated with the local services growth initiative. Higher bad debt expense, particularly with carrier customers also contributed to the higher operating costs year to date.

Call-Net expects operating costs will decrease in the third quarter, as the costs associated with sales and marketing, product development and provisioning, will decline as the Company curtails its growth plan. A 15% reduction in the Company's workforce will also contribute to lowering operating costs. Consequently, Call-Net expects its operating expenses, as a percentage of revenue, should decline to less than 36% in the third quarter. As revenue is expected to grow modestly in the fourth quarter, Call-Net expects its operating costs should dip below 34% of revenue by the fourth quarter.

Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA")

Earnings before interest, taxes, depreciation and amortization is a financial metric used by many investors to compare companies in the telecommunications industry on the basis of operating results and the ability to incur and service debt. The disclosure of EBITDA is not intended to replace, but only augment, the discussion of financial results from operations or cash flow. Readers are cautioned that EBITDA as calculated by Call-Net may not be comparable to similarly titled amounts reported by other companies.

Before unusual items, Call-Net's loss before interest, taxes depreciation and amortization of $9.7 million this quarter was down $49.9 million from EBITDA of $40.2 million in the second quarter of 2001. A decline in revenue of $29.3 million and an 8.3% lower gross margin, primarily resulting from aggressive price competition in the long distance and data services market, accounted for most of the decline. Operating costs also increased by $19.1 million this quarter compared to the same period last year. The $4.8 million royalty on the new Sprint technology and service agreement, the costs associated with the Company's revenue growth initiatives and higher bad debt expense related primarily to the financial difficulties of two major carrier customers, all contributed to the increase in operating costs.

Year to date EBITDA before unusual items declined by $74.9 million to $2.2 million. This decline was primarily the consequence of 18.5% lower revenue and a 6.2% lower gross profit margin as a result of pricing pressure in both long distance and data. Higher operating costs accounted for $7.2 million of the decline.

In the second quarter, Call-Net's EBITDA before unusual items declined $21.6 million from the first quarter of 2002. A $5.5 million lower gross profit on $3.9 million lower revenue and a 1.9% lower gross profit margin accounted for a portion of the decline. The majority of the decline related to $16.1 million in higher operating costs associated primarily with the new Sprint U.S. royalty payment, development expenses related to the local growth initiatives and higher bad debt expense.

In the second quarter, as part of its plan to streamline its operations, Call-Net recorded an unusual charge of $14.9 million in respect of the severance costs associated with the release of 350 employees as well as the facility and lease termination costs of downsizing or closing five offices. A further unusual charge of $10.7 million was incurred in the second quarter as a provision against the value of redundant assets. After these unusual charges, Call-Net's loss before interest, taxes, depreciation and amortization was $35.3 million. Call-Net expects its operating performance in the second half of the year will improve for three reasons. First, the local services initiative, the stronger Sprint U.S. relationship and a larger enterprise sales force are all expected to provide some revenue growth more than offsetting the continued erosion of the long distance and data pricing. Second, the price cap decision and internal carrier cost savings initiatives are expected to improve the gross profit margin. Third, as a result of Call-Net's plan to further streamline its organization in the third quarter, operating expenses should be significantly lower than in the second quarter.

Depreciation and Amortization

Depreciation and amortization decreased to $38.7 million this quarter from $58.4 million in the second quarter of 2001 primarily because of the write-off of goodwill in the third quarter of 2001. Depreciation of $32.6 million was in line with last year's $34.3 million. Year to date depreciation and amortization declined $35.6 million primarily because of the goodwill write-off.

Depreciation is expected to decline somewhat in future as Call-Net intends to limit its capital expenditures to the amount necessary to maintain its current network and infrastructure until the telecom market or regulatory environment improves.

Interest on Long-Term Debt

In the second quarter of 2002, interest on long-term debt decreased by $40.3 million to $15.6 million from $55.9 million in the same period of 2001. This decrease is the result of the Plan of Arrangement reducing Call-Net's long term debt by more than $2.0 billion to $572.6 million of 10.625% notes at June 30, 2002.

Interest and Other Income (Expense)

Call-Net's interest and other income (expense) for the second quarter decreased from income of $3.9 million in 2001 to nil in 2002. The decrease is due to lower interest income from the Company's short-term investment portfolio year over year as the portfolio's size declined and short-term interest rates fell to approximately 2%. Call-Net's short-term investment portfolio has declined primarily because of its investment in fixed assets exceeded its cash generating abilities and because it made net cash payments of approximately $128 million in conjunction with the Plan of Arrangement.

Foreign Exchange Gain (Loss)

Call-Net's foreign exchange gain for the second quarter was $27.6 million as the Canadian dollar appreciated 4.9% against the U.S. dollar. The currency fluctuation substantially lowered the Canadian dollar equivalent of the Company's unhedged U.S. $377.0 million long-term debt. A similar appreciation in the Canadian dollar on its unhedged U.S. $1.6 billion long-term debt resulted in a $94.2 million gain in the second quarter of 2001.

Call-Net currently does not intend to hedge any portion of the U.S. $377.0 million senior secured notes issued under the Plan of Arrangement.

Income Taxes Benefit (Expense)

Income taxes benefit (expense) declined to an expense of $0.4 million this quarter from a benefit of $1.8 million in the second quarter of 2001. The decline from the prior year of $2.2 million was primarily due to the adjustment in the value of the future tax liability to nil as part of the comprehensive revaluation of assets and liabilities under fresh start accounting.

Net Income (Loss)

Call-Net's net loss for the second quarter of 2002 was $62.4 million compared to net income of $17.8 million in 2001. The primary reasons for the $80.2 million variance was the $66.6 million higher foreign exchange gain in the second quarter of the prior year and the $67.5 million decline in EBITDA. These variances were partially offset by a $19.7 million decline in depreciation and amortization expense and $40.3 million decline in interest expense.

Year to date, Call-Net's $154.2 million net loss was $13.9 million lower than the $168.1 million loss for the same period of the prior year. The primary reasons for the favourable variance were a $25.8 million foreign exchange gain this year compared to a $24.4 million loss last year and lower amortization and interest expense as a result of the $1.071 billion goodwill write-off in the third quarter of 2001 and the Plan of Arrangement's $2.0 billion reduction in debt, respectively. These improvements were partially offset by $92.5 million lower EBITDA and $11.1 million lower interest and other income.

Liquidity and Capital Resources

At June 30, 2002, Call-Net's current assets were $312.2 million and its current liabilities were $199.8 million. Net working capital at $112.4 million was $204.2 million less than the $316.6 million at December 31, 2001. The primary reasons for the decline was net cash payments of approximately $128 million under the Plan of Arrangement and the cash used to fund both operating costs and capital expenditures related substantially to the local growth initiative. Cash, cash equivalents and short-term investments at June 30, 2002 totaled $162.6 million compared to $335.9 million at December 31, 2001. At June 30,

2002, $130.8 million of these funds were invested in liquid, highly rated Canadian dollar denominated securities. The remaining $31.8 million was invested in U.S. dollar denominated term deposits with a schedule A bank.

The $162.6 million of liquid financial assets comprise substantially all of the Company's liquidity and a significant portion of its capital resources. The Company believes these resources and projected future cash flow from operations are sufficient to finance its slow growth business plan for 2002.

With the exception of cash collateralized letters of credit totaling less than $1 million, Call-Net had no operational bank lines at June 30, 2002.

At June 30, 2002, the Company had $572.6 million of long-term debt compared to $2.6 billion at December 31, 2001. On April 10, 2002, all of the debt outstanding at December 31, 2001 was extinguished under the Plan of Arrangement. Under the Plan the Company issued a new U.S. $377.0 million 10.625% senior secured note maturing December 31, 2008. These notes do not contain any financial covenants that could cause the maturity date on the debt to be accelerated..
While secured against all assets of the Company and its subsidiaries, the notes do allow Call-Net to issue up to U.S. $175 million of debt with a lien on receivables and fixed assets senior in priority to the notes. At June 30, 2002, no such debt was issued or outstanding.

Cash Flow

In the second quarter of 2002, after giving effect to the transactions under the Plan of Arrangement as described in Note 1 to the interim financial statements, Call-Net's cash and cash equivalents decreased $32.0 million while short-term investments increased $12.6 million, for a net decrease of $19.4 million in liquid financial resources in the quarter.

Year to date, excluding the impact of the net amounts paid under the Plan of Arrangement of approximately $128 million, Call-Net's cash and cash equivalents increased $127.7 million while short-term investments decreased $204.6 million, for a net decrease of $76.9 million in liquid financial resources.

Cash Flow from Operating Activities

In the second quarter of 2002, Call-Net's operating activities, before changes in non-cash working capital, used $40.4 million of cash compared to providing $17.3 million of cash in the second quarter of 2001. Lower cash operating profitability, as discussed under the heading EBITDA, accounted for most of the $57.7 million decline.

After giving effect to the transactions under the Plan of Arrangement as described in Note 1 to the interim financial statements, non-cash working capital changes provided $52.6 million of cash in the second quarter of 2002 compared to using $25.2 million in the second quarter of 2001. This variance related primarily to a change in the pattern of interest accruals and interest payments quarter over quarter associated with the cancellation of the $2.6 billion of old notes and the issue of the new U.S. $377.0 million notes under the Plan of Arrangement. The $14.1 million accrued restructuring charges remaining to be paid as at June 30, 2002 also contributed to the variance. When the interest and restructuring accruals are paid in the third and fourth quarters non-cash working capital changes will use a significant amount of cash.
Year to date, before changes in non-cash working capital, Call-Net used $55.5 million in its operating activities compared to providing cash of $29.2 million in the year to date period in 2001. This $84.7 million decline related primarily to the factors affecting operating profitability outlined under the EBITDA heading above.

Call-Net expects the steps announced on June 27, 2002 to restructure and refocus its operating activities should improve cash flow from operating activities, before changes in non-cash working capital, for the remainder of the year. However, after the changes in non-cash working capital noted above, operating activities are expected to use cash during the remainder of 2002.

Cash Flow from Investing Activities

Investment activities in the second quarter used $43.9 million of cash compared to providing $28.1 million in the second quarter of 2001. However, after adjusting for short-term investment activities, Call-Net used $31.3 million for long-term investment activities, $7.8 million higher than in the previous year. The increase related primarily to the local initiative that has now been curtailed because of the disappointing price cap decision and difficult market conditions. No capital assets were disposed of in the second quarter of 2002.

For the remainder of 2002, Call-Net expects to invest between $20 and $30 million in capital assets. With the exception of equipment already ordered, the investment in fixed assets will be limited almost entirely to maintenance projects or for capacity expansion required as the local service customer base grows.

Outlook

Call-Net's fundamental management philosophy has not changed. Management still believes it must take a proactive approach to dealing with industry and company specific issues so as to become cash self-sufficient as soon as possible. Operationally over the past two years, the Company has proactively exited unprofitable ventures and downsized the non-customer facing portions of the organization in an effort to become cash flow positive. Financially, Call-Net has restructured its balance sheet by removing over $2.0 billion of long-term debt thereby lowering its annual interest expense by approximately $180 million. The Company has also renewed and expanded its Sprint agreement for a 10-year term. These successes have reduced the level of risk and uncertainty associated with Call-Net's long term prospects.

Call-Net's business strategy also remains the same. Management intends to continue to pursue a geo-centric strategy based on focusing on the highest potential markets within targeted customer sets that align with the Company's most competitive products and services. In the markets where it already has a co-location Call-Net will continue to sell consumers a bundled local and long distance offering. The bundle for small and medium-sized business customers will also include an ADSL offering starting in the fourth quarter. Call-Net also intends to continue to leverage its Sprint U.S. relationship by selling products through a seamless North American network. However, the limited relief received from the price cap decision combined with a deterioration in telecom market fundamentals means that the Company has restricted its near term growth plans so it can meet its primary financial goal of becoming cash self-sufficient.

It is unfortunate that Call-Net has to restrict its local growth initiative just as local sales were ramping up. Nonetheless with the momentum it has in the residential local market, as well as through its expanded agency and direct enterprise sales force, the Company believes it should be able to grow sales by between 1 and 3% in the second half of the year. These higher sales combined with lower carrier and operating costs should translate into EBITDA of between $25 and $45 million in the second half of 2002, without any further prospective price cap relief. With capital expenditures reduced to between $20 and $30 million and interest expense of approximately $30 million in the second half of 2002, Call-Net believes it will be close to achieving its primary goal of becoming cash self-sufficient.

By taking the necessary steps now to improve cash flow and limit its investment program, Call-Net has made the decisions that should allow it to fund itself internally. Furthermore the indenture governing the Company's long-term debt does not have any financial covenants that could cause a debt repayment before the maturity date of the notes, December 31, 2008. Consequently, the Company believes it is better positioned than its peers to survive the current telecom downturn. This positioning is expected to translate into additional revenue if customers are looking for an alternative telecom provider with better long-term prospects. Also by acting prudently today, Call-Net will be better positioned to take advantage of improved market conditions or any additional relief it receives out of the Digital Network Access Phase II cost study proceeding required under the price cap decision. In conclusion, Call-Net's management believes it has taken the right steps to minimize near term risks without jeopardizing its longer-term prospects.